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                                   Form 8-B

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


            Registration of Securities of Certain Successor Issuers

                   Filed Pursuant to Section 12(b) or (g) of
                      The Securities Exchange Act of 1934

                            PortaCom Wireless, Inc.
        --------------------------------------------------------------
            (Exact name of registrant as specified in its charter)


                 Delaware                           33-0650673
     -------------------------------           -------------------
     (State or other jurisdiction of            (I.R.S. Employer
     incorporation or organization)            Identification No.)


8055 W. Manchester Avenue, Suite 730, Playa del Rey, California        90293
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           (Address of principal executive offices)                  (Zip Code)


     Securities to be registered pursuant to Section 12(b) of the Act:  None.

     Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Stock, $.001 par value.
                        ------------------------------
                               (Title of class)
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Item 1.   General Information.
          -------------------

          (a) PortaCom Wireless, Inc. (the "Registrant" or "PortaCom Delaware") was organized as a corporation under the laws of the State of Delaware on September 12, 1994.

          (b) The Registrant's fiscal year ends on December 31 of each year.

Item 2.   Transaction of Succession.
          -------------------------

          (a) The predecessor of PortaCom Delaware was a corporation organized under the laws of British Columbia, Canada named PortaCom Wireless, Inc. (the "Predecessor" or "PortaCom British Columbia"). The Common Stock, no par value, of PortaCom British Columbia was registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 at the time of succession.

          (b) Registrant (formerly known as Extreme Technologies, Inc.) was incorporated in Delaware on September 12, 1994, and became a wholly owned subsidiary of PortaCom British Columbia. On December 23, 1996, the stockholders of PortaCom British Columbia approved the change of domicile for PortaCom British Columbia briefly to Wyoming by way of a continuation pursuant to the Wyoming Business Corporation Act and, following confirmation of such continuation, to change its domicile from Wyoming to Delaware by way of a merger (the "Merger") of PortaCom British Columbia with and into PortaCom Delaware. The Merger was effected pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement") between Registrant and PortaCom British Columbia, and became effective on December 24, 1996. Registrant is the surviving corporation in the Merger.

          A more complete description of the Merger is contained in the Proxy Statement dated November 22, 1996, for the Extraordinary and Special General Meeting of Stockholders of PortaCom British Columbia held on December 23, 1996. A copy of the Proxy Statement is filed as Exhibit 99 to this registration statement.

          Upon the effectiveness of the Merger each outstanding share of PortaCom British Columbia Common Stock, no par value, was automatically converted into one share of PortaCom Delaware Common Stock, $.001 par value.
All outstanding stock options and warrants to purchase PortaCom British Columbia Common Stock are exercisable for equivalent shares of PortaCom Delaware Common Stock.


Item 3.   Securities to be Registered.
          ---------------------------

          The Registrant is authorized to issue 100 million shares of Common Stock, of which 13,444,191 shares were issued and outstanding as of April 2, 1997, and 5 million shares of Preferred

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Stock, none of which were issued and outstanding as of April 2, 1997.  No shares are held by or for the account of Registrant.

Item 4.   Description of Registrant's Securities to be Registered.
          -------------------------------------------- ----------

     Holders of Common Stock of the Registrant are entitled to one vote per share on all matters upon which the stockholders have the right to vote.
Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. In the event of liquidation, dissolution or winding up of the Registrant and subject to the rights of the holders of outstanding shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive pro-rata all of the remaining assets of the Registrant available for distribution to its stockholders. There are no redemption, preemptive rights, or sinking fund provisions applicable to the Common Stock.


Item 5.   Financial Statements and Exhibits.
          ---------------------------------

          List below all financial statements and exhibits, if any, required to be filed as a part of the application or statement.

          (a)  Financial Statements.

               No financial statements are filed with this registration statement because the capital structure and balance sheet of the Registrant immediately after the succession were substantially the same as those of the Predecessor.

          (b)  Exhibits.

               2 Agreement and Plan of Merger by and between PortaCom British Columbia and PortaCom Delaware, made as of December 23, 1996./(1)/

               3.1  Registrant's Certificate of Incorporation.*

               3.2 Registrant's Amendment to Certificate of Incorporation dated May 2, 1996.*

               3.3 Registrant's Amended and Restated Certificate of Incorporation dated December 10, 1996./(2)/

               3.4  Registrant's By-laws./(3)/

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               4.1  Article Fourth of the Registrant's Amended and Restated
                    Certificate of Incorporation dated December 10, 1996./(4)/

               4.2  Specimen Stock Certificate.*

               4.3  Form of Escrow Agreement dated September 30, 1991./(5)/

               4.4  Form of Escrow Agreement dated June 30, 1992./(6)/

               10.1 Employment Agreement between PIL and Howard B. Frantom./(7)/

               10.2 Acquisition Agreement and Plan of Reorganization between the
                    Predecessor and Asian American Telecommunications Corporation ("AAT")./(8)/

               10.3 Form of First Amendment to Acquisition Agreement and Plan of
                    Reorganization between the Predecessor and Asian American Telecommunications Corporation ("AAT")./(9)/

               10.4 Second Amendment to Acquisition Agreement and Plan of
                    Reorganization between the Predecessor and Asian American Telecommunications Corporation ("AAT")./(10)/

               10.5 Participation Agreement between Hoang Ly Huu, Sonny Luu, CMC
                    International, Inc., Asia Telecom, Inc., and the Predecessor./(11)/

               10.6 Stock Purchase Agreement between the Predecessor, PortaCom
                    International, Ltd., and Asia Telecom, Inc., Franklin A. Vincent, Jr., and Donald E. Thompson and Victoria L. Thompson./(12)/

               10.7 Form of Agreement For Cancellation of  Stock Purchase
                    Agreement between the Predecessor, PortaCom International, Ltd., and Asia Telecom, Inc., Franklin A. Vincent, Jr., and Donald E. Thompson and Victoria L. Thompson./(13)/

               10.8 Agreement For Cancellation of Performance Shares between the
                    Predecessor and Morris J. Magid, Robert B. Alexander, and Howard B. Frantom./(14)/

               10.9 Form of Stock Purchase Agreement between the Predecessor and
                    Stephen O. Stephens, Douglas C. MacLellan, J. Michael

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                    Christiansen, PJL Communications, Inc., and PortaCom
                    Wireless Communications, Inc./(15)/

              10.10 Separation and Consulting Agreement between the Predecessor and Francis T. Phalen./(16)/

              10.11 Letter of Agreement Regarding Employment between the
                    Predecessor and Scott A. Mednick./(17)/

              10.12 Restructuring and Settlement Agreement between  the
                    Predecessor and Scott A. Mednick and Associates, Inc. (dba The Mednick Group)/(18)/

              10.13 Amendment to Restructuring and Settlement Agreement between the Predecessor and Scott A. Mednick and Associates, Inc. (dba The Mednick Group)/(19)/

              10.14 Restructuring and Settlement Agreement between the
                    Predecessor and Scott A. Mednick./(20)/

              10.15 Amendment to Restructuring and Settlement Agreement between the Predecessor and Scott A. Mednick./(21)/

              10.16 Engagement Letter between the Predecessor and Rozel
                    International Holdings Ltd./(22)/

              10.17 Stock Option Agreement between the Predecessor and Keith
                    A.J. Hay./(23)/

              10.18 Stock Option Agreement between the Predecessor and Robert
                    Flitton./(24)/

              10.19 Stock Option Agreement between the Predecessor and Stephen
                    O. Stephens./(25)/

              10.20 Agreement between the Predecessor and Howard B. Frantom acknowledging cancellation of Employment Agreement./(26)/

              10.21 Agreement between the Predecessor, PIL, and certain
                    shareholders of TAI to cancel the Stock Purchase Agreement dated as of October 31, 1995./(27)/

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              10.22 Form of Second Amendment to Acquisition Agreement and Plan
                    of Reorganization between the Predecessor and Asian American Telecommunications Corporation./(28)/

              10.23 Form of Termination Agreement between the Predecessor and
                    Asian American Telecommunications Corporation./(29)/

              10.24 Form of Employment Agreement between the Registrant and
                    Douglas C. MacLellan.*

              10.25 Form of Employment Agreement between the Registrant and
                    Michael A. Richard.*

              10.26 Joint Venture Agreement for the Establishment of a Joint
                    Venture Enterprise for a CDMA Based Telecommunications System in the Kingdom of Cambodia.*

              10.27 License for the Provision and Operation of a CDMA Based
                    Telecommunications System Within the Kingdom of
                    Cambodia.*

              10.28 Stock Option Agreement between the Registrant and R. Keith
                    Alexander.*

              10.29 Stock Option Agreement between the Registrant and Douglas C.
                    MacLellan.*

              10.30 Stock Option Agreement between the Registrant and Stephen M.
                    Leahy.*

              10.31 Employment Agreement between the Registrant and Thomas P.
                    Scichili. A verbal agreement was entered into between the Registrant and Thomas P. Scichili whereby the Registrant agreed to pay Mr. Scichili a salary of up to $8,000 per month on a month-to-month basis, plus reimbursement of reasonable expenses, terminable mutually at will, to serve as the Registrant's Vice President-General Counsel.

              10.32 Employment Agreement between the Registrant and Paul Robert
                    Carr. A verbal agreement was entered into in March 1997 between the Registrant and Paul Robert Carr whereby the Registrant agreed to pay Mr.Carr a salary of $6,000 per month on a month-to-month basis, plus reimbursement of reasonable expenses, terminable mutually at will, to serve as the Registrant's Vice President-Asia Pacific.

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              10.33 Employment Agreement between the Registrant and Thomas P.
                    Madden. A verbal agreement was entered into in March 1997 between the Registrant and Thomas P. Madden whereby the Registrant agreed to pay Mr.Madden a salary of $6,000 per month on a month-to-month basis, plus reimbursement of reasonable expenses, terminable mutually at will, to serve as the Registrant's Vice President-Investor Relations.

              21    Subsidiaries of the Registrant.*

              99 Proxy Statement dated November 22, 1996, for the Extraordinary and Special General Meeting of Stockholders of PortaCom Wireless, Inc., a British Columbia, Canada, corporation, held on December 23, 1996 (the "Proxy Statement").*

* Filed herewith
/(1)/ Included as Exhibit A to the Proxy Statement filed as Exhibit 99 hereto. /(2)/ Included as Exhibit B to the Proxy Statement filed as Exhibit 99 hereto. /(3)/ Included as Exhibit C to the Proxy Statement filed as Exhibit 99 hereto. /(4)/ Incorporated by reference to Exhibit 3.2 hereto.
/(5)/ Incorporated by reference to Exhibit 4.5 to Predecessor's Amendment No 1. to Form 10-SB.
/(6)/ Incorporated by reference to Exhibit 4.6 to Predecessor's Amendment No 1. to Form 10-SB.
/(7)/ Incorporated by reference to Exhibit 10.3 to Predecessor's Amendment No.1 to Form 10-SB.
/(8)/ Incorporated by reference to Exhibit 10.2 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(9)/ Incorporated by reference to Exhibit 10.3 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(10)/ Incorporated by reference to Exhibit 10.4 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(11)/ Incorporated by reference to Exhibit 10.5 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(12)/ Incorporated by reference to Exhibit 10.6 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(13)/ Incorporated by reference to Exhibit 10.7 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(14)/ Incorporated by reference to Exhibit 10.8 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(15)/ Incorporated by reference to Exhibit 10.9 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(16)/ Incorporated by reference to Exhibit 10.10 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.

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/(17)/ Incorporated by reference to Exhibit 10.11 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March  31, 1995.
/(18)/ Incorporated by reference to Exhibit 10.12 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(19)/ Incorporated by reference to Exhibit 10.13 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(20)/ Incorporated by reference to Exhibit 10.14 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(21)/ Incorporated by reference to Exhibit 10.15 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(22)/ Incorporated by reference to Exhibit 10.16 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(23)/ Incorporated by reference to Exhibit 10.17 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(24)/ Incorporated by reference to Exhibit 10.18 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(25)/ Incorporated by reference to Exhibit 10.19 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(26)/ Incorporated by reference to Exhibit 10.20 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(27)/ Incorporated by reference to Exhibit 10.21 to Predecessor's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1995.
/(28)/ Incorporated by reference to Exhibit 10.01 to Predecessor's Quarterly Report on Form 10-QSB for the quarter and nine months ended September 30, 1996. /(29)/ Incorporated by reference to Exhibit 10.02 to Predecessor's Quarterly Report on Form 10-QSB for the quarter and nine months ended September 30, 1996.


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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                              PortaCom Wireless, Inc.


                              By: /s/ Michael A. Richard
                                  ------------------------------
                                  Michael A. Richard
                                  Vice President, Accounting


Dated: April 7, 1997

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